U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

             FORM 12b-25 NOTIFICATION OF LATE FILING

                          (Check One):

    X   Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q __ Form N-SAR

                 For Period Ended: March 31, 1996

                     __ Transition Report on Form 10-K
                     __ Transition Report on Form 20-F
                     __ Transition Report on Form 11-K
                     __ Transition Report on Form 10-Q
                     __ Transition Report on Form N-SAR

         For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

____________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


               Part I - Registrant Information

COMNET CORPORATION
4200 Parliament Place, Suite 600
Lanham, Maryland 20706
Commission File Number: 0-6355
              Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            X (a) The reasons described in reasonable detail
                  in Part III of this form could not be eliminated without unreasonable effort or expense;

            X (b) The subject annual report, semi-
                  annual report, transition report on Form 10-
                  K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          ___ (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.


                    Part III - Narrative

The filing of form 10-K for the period ended March 31, 1996 has been delayed due to the unavoidable press of business.

                 Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Charles A. Crew        301              918-0400
     (Name)              (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required
     under Section 13 or 15(d) of the Securities
     Exchange Act of 1934 or Section 30 of the     X Yes __No
     Section 30 of the Investment Company Act of
     1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?
     If answer is no identify report(s).

(3)  Is it anticipated that any significant
     change in results of operations from the
     corresponding period for the last           __Yes   X No
     fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?



If so: attach an explanation of the anticipated change, both narratively quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


COMNET CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                         COMNET CORPORATION



Date:  July 1, 1996                By  /s/Charles A. Crew
                                     --------------------
                                      Charles A. Crew
                                      Executive Vice President
                                      Chief Financial Officer